Exhibit (n)(17)

CONSENT OF INDEPENDENT AUDITOR
We have issued our reports dated April 4, 2018, with respect to the consolidated financial statements of First Tower Finance Company LLC and Subsidiaries for the years ended December 31, 2017 and 2016, and dated March 17, 2017, with respect to the consolidated financial statements of First Tower Finance Company LLC and Subsidiaries for the years ended December 31, 2016 and 2015, included in the Prospectus Supplement of Prospect Capital Corporation, dated August 31, 2018, relating to its sale from time to time of Prospect Capital InterNotes®. We hereby consent to the inclusion of said reports in the Prospectus Supplement of Prospect Capital Corporation, dated August 31, 2018, relating to its sale from time to time of Prospect Capital InterNotes®.

/s/ RSM US LLP
Raleigh, North Carolina
August 31, 2018